UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Suite 309, 3/F, Dongfeng KASO

Dongfengbeiqiao, Chaoyang District

Beijing 100016, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BORQS TECHNOLOGIES, INC.

EXHIBITS

Exhibit Number	Description

99.1	Press Release, dated May 5, 2021, issued by Borqs Technologies, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BriaCell Therapeutics Corp.

Date: May 5, 2021	By:	/s/ Anthony K. Chan
	Name:	Anthony K. Chan
	Title:	Chief Financial Officer

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